

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Claudio Pollak
Investor Relations Department
Compañía Cervecerías Unidas S.A.
(56-2) 427-3581 or 427-3416

<u>COMPAÑÍA CERVECERÍAS UNIDAS S.A.</u>
<u>ANNOUNCEMENT OF EXTRAORDINARY DIVIDEND PAYMENT</u>

(Santiago, Chile, February 27, 2003) – Subsequent to its extraordinary shareholders' meeting held on February 26, 2003, Compañía Cervecerías Unidas S.A. (NYSE: CU) will pay, out of retained earnings, an extraordinary dividend totaling Ch$168,700 million. This dividend will be distributed in several payments to be determined by the Board of Directors, within a period ending on October 31, 2003. The first payment of Ch$177 per share (Ch$885 per ADR) totaling Ch$56,375,008,344 will be made on March 14, 2003 and distributed among its 318,502,872 shares of record as of March 7, 2003.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the third-largest Argentine brewer, the second-largest Chilean soft drink producer, the second-largest Chilean wine exporter, the largest Chilean mineral water producer and recently entered the pisco business. The Company has licensing and/or joint venture arrangements with Paulaner Brauerei AG, Anheuser-Busch Incorporated, PepsiCo Inc., Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Watt's Alimentos S.A.